0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

October 14, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on October 13, 2014.

Luxottica announces that the Chairman Leonardo Del Vecchio takes on executive responsibilities ad interim

Enrico Cavatorta and Roger Abravanel resign from the Board of Directors

Milan (Italy), October 13, 2014 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear today announced that the Board of Directors accepted the resignation of Enrico Cavatorta from the Board following disagreements on the current governance structure.

Roger Abravanel resigns from the Board of Directors for the same reasons.

The Chairman Leonardo Del Vecchio takes on the executive responsibilities ad interim while the co-CEO of Markets selection process is being finalized, based on a high profile list of candidates. The appointment of Massimo Vian as co-CEO of Operations and Product will take place together with the appointment of the co-CEO of Markets.

The Board acknowledged the Group performance of the third quarter, which shows a strong free cash flow generation, sales growth in line with the first half of the year at constant exchange rates and an expected increase in net income of approximately 10%.

§

Upon request of the Board, Enrico Cavatorta will keep his role of “officer responsible for preparing the Company’s financial reports” until the approval of 3Q results on October 29, 2014.

Contacts

Luxottica Group

Alessandra Senici

Group Investor Relations Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of uncertain global economic conditions on the Company’s business, fluctuations in exchange rates, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, failures in information technology, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Set forth below is the text of a press release issued on October 12, 2014.

In compliance with the request of the market authorities, Luxottica Group S.p.A. is issuing the following statement.

Milan (Italy), October 12, 2014 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, announces that a meeting of the Board of Directors has been called for tomorrow, Monday 13th October 2014, following the intention expressed by Enrico Cavatorta to submit to the Board his resignation as CEO of the Company.

The Chairman will propose that the Board appoint Massimo Vian, current Chief Operations Officer, with the mandate of co-CEO for Operations and Product, and to entrust him on an interim basis with responsibility for Corporate Functions and Markets. If approved, all business functions and related responsibilities will consequently be under the exclusive responsibility of the two co-CEOs.

The Company also confirms that the search process for a co-CEO for Markets is progressing, based on a high profile list of candidates. In light of the solid results achieved also in the third quarter, Luxottica is in a position to take the necessary time to execute this search, in order to ensure that the best decision is made for the Company.

§

The Chairman announces that a reorganization of Delfin S.à.r.l., the majority shareholder of Luxottica, is being examined with the aim of improving its governance and further separating ownership from the management of its portfolio companies. Leonardo Del Vecchio also announces that the appointment of Leonardo Maria Del Vecchio to the Board of Directors has never been considered and that current director Claudio Del Vecchio will not be reappointed following the natural expiration of his mandate, to give consistency and coherence to the positions of all members of the family.

Contacts

Luxottica Group

Alessandra Senici

Group Investor Relations Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of uncertain global economic conditions on the Company’s business, fluctuations in exchange rates, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, failures in information technology, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: October 14, 2014		MICHAEL A. BOXER
Group General Counsel